UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
     ☐   Check box if Amendment is material and investors must reconfirm within five business days.
☑   Form C-AR: Annual Report
     ☐   Form C-AR/A: Amendment to Annual Report
     ☐   Form C-TR: Termination of Reporting

Name of Issuer:

Waku, Inc.

Legal status of Issuer:

     Form:

     Corporation

     Jurisdiction of Incorporation/Organization:

     Delaware

     Date of Organization:

     September 21, 2017

Physical Address of Issuer:

38 Beacon Street, Apt 3, Somerville, MA 02143

Website of Issuer:

https://livewaku.com/

Current Number of Employees:

2

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$41,493	$241,332
Cash & Cash Equivalents	$13,454	$8,405
Accounts Receivable	$3,371	$3,860
Short-term Debt	$542,914	$62,482
Long-term Debt	$1,029,220	$975,114
Revenues/Sales	$254,424	$143,751
Cost of Goods Sold	$155,648	$120,971
Taxes Paid	$1,140	$0
Net Income	$(714,858)	$(469,530)


April 30, 2022

Waku, Inc.




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Waku, Inc. ("**Waku**", the "**Company**," "**we**," "**us**", or "**our**"), for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.


The date of this Form C-AR is April 30, 2022.


TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. The information contained in this Form C-AR and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Waku, Inc. is a brand of ready-to-drink herbal teas, incorporated in Delaware as a corporation on September 21, 2017. The Company's original name was Wanku, Inc., and its name was changed to Waku, Inc. on June 28, 2018.

The Company is located at 38 Beacon Street, Apt 3, Somerville, MA 02143.

The Company's website is https://livewaku.com.

The Company conducts business in Massachusetts and Ecuador, and sells products through the internet throughout the United States.

The Company conducts a portion of its business through its wholly-owned subsidiary Corporacion Wanku S.A., an Ecuador corporation, incorporated on September 18, 2017.

RISK FACTORS

We urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2020, 2021, 2022 and into the future due to COVID-19, the Company's revenue has been adversely affected. In addition, a significant outbreak of other contagious diseases such as COVID-19 in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all. We also rely on other companies to supply various components of our products, and a widespread health crisis could adversely affect the ability of such companies to meet our supply needs.

The amount of capital the Company is attempting to raise in this Offering and the Concurrent Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering and the Concurrent Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. Future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 10,500,000 shares of common stock, of which 10,249,100 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, we are dependent on Juan Giraldo, our Co-Founder and Chief Executive Officer and Nicolas Estrella, our Co-Founder and Chief Marketing Officer. The Company has or intends to enter into employment agreements with Mr. Giraldo and Mr. Estrella, however there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Mr. Giraldo, Mr. Estrella, or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We derive virtually all of our revenues from ready-to-drink herbal teas, and competitive pressure in the ready-to-drink tea category could adversely affect our business and operating results.

Our focus is in the ready-to-drink tea category, and our business is vulnerable to adverse changes impacting the ready-to-drink tea category and business, which could adversely impact our business and results of operations. Virtually all of our sales are derived from our ready-to-drink teas. Any decrease in the sales of our ready-to-drink teas could significantly adversely affect our future revenues and net income.

The increasing number of competitive products and limited amount of shelf space in retail stores may adversely impact our ability to gain or maintain our share of sales in the marketplace. In addition, certain actions of our competitors, including unsubstantiated and/or misleading claims, false advertising claims and tortious interference in our business, as well as competitors selling misbranded products, could impact our sales. Competitive pressures in the ready-to-drink tea category could impact our revenues, cause price erosion and/or lower market share, any of which could have a material adverse effect on our business and results of operations.

Criticism of our ready-to-drink tea products and/or criticism or a negative perception of ready-to-drink teas generally, could adversely affect us.

An unfavorable report on the health effects of certain ingredients in our ready-to-drink teas, or ready-to-drink tea products generally, including product safety concerns, could have an adverse effect on our business, financial condition and results of operations. If reports, studies or articles critical of ready-to-drink teas are published in the future, they could adversely affect the demand for our products.

Increased competition in the beverage industry and changing retail landscape could hurt our business.

The beverage industry is highly competitive. The principal areas of competition are pricing, packaging, development of new products, flavors, product positioning as well as promotion and marketing strategies. Our products compete with a wide range of drinks produced by a relatively large number of manufacturers, many of which have substantially greater financial, marketing and distribution resources than we do.

Important factors affecting our ability to compete successfully include the efficacy, taste and flavor of our products, trade and consumer promotions, rapid and effective development of new and unique products, attractive and different packaging, branded product advertising and pricing. The success of our social media and other general marketing endeavors may impact our business, financial condition and results of operation. Our products compete with all liquid refreshments and in some cases with products of much larger and substantially better financed competitors, including the products of numerous nationally and internationally known producers. We also compete with companies that are smaller or primarily national or local in operations. Due to competition in the beverage industry, there can be no assurance that we will not encounter difficulties in growing or maintaining our current revenues, market share or position in the beverage industry. If our revenues decline, our business, financial condition and results of operations could be adversely affected.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS.

BUSINESS

Description of the Business

Waku is a beverage brand where we make delicious and replenishing herbal teas with prebiotic powers and zero added sugar. All of our ingredients are ethically sourced from independent farmers in Ecuador.

Business Plan

The company generates 75% of our revenue from our direct-to-consumer channel, 20% from Amazon, and 5% from brick and mortar stores.

In 2021, we continued to grow our direct-to-consumer channel and launched new limited edition flavors through this channel.

In 2022, we expect to transition into an omnichannel brand by making our debut in retail through Wegmans in the North East.

In 2023, we plan to expand nationwide through the natural channel (Whole Foods, Sprouts, Natural Grocers, etc.) and we expect to penetrate the traditional grocery channel (Kroger, Publix, etc.) by 2024. By this year we also expect to expand our product portfolio.

The Company's Current Products

Product	Description	Current Market
Waku Ready-to-Drink Prebiotic Herbal Teas	Deliciously replenishing herbal tea with prebiotic powers and no sugar in six different flavors.	Direct-to-consumer (Health Conscious Millennials, Gut Challenged 45-60 year old women)

Competition

The tea category is a massive category in the USA ($7 billion) but it has not seen a lot of innovation in the past 20 years. Legacy tea brands are loaded with sugars and empty carbs while consumers are demanding low sugar and function, without compromising on taste. Waku addresses these consumer demands by bringing gut health functionality to the shelf, low sugar and using only high quality natural ingredients. The major competitors in the premium tea segment are: Pure Leaf House Collection, Honest Tea, and other functional/ niche brands such as GoldThread Herbs and Teaonic.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

We sell our products on a direct-to-consumer market. We reach a mature target audience of Boomers and Gen X (approx. 82%) as well as millennials (approx. 18%). 74% of our customers are female and 65 % of them have some sort of digestive issue (Bloating, Indigestion, Constipation, etc.). They live an active lifestyle but are not obsessed with fitness and diets.

Supply Chain

Waku's main vendors are Agrodely Cia. LTDA and Insdustrias Ile S.A., along with its wholly-owned subisidiary Corporacion Wanku S.A. If any of these vendors were to cease doing business with us, or otherwise become unavailable, we believe that sufficient alternatives exist within the marketplace to allow us to continue our business without significant disruption.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
5593798	W WAKU HEALTHY TRADITION	Trademark	November 28, 2017	August 14, 2018	U.S.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Juan Giraldo	Co-Founder and Chief Executive Officer	Chief Executive Officer, Waku, January 2018 to Present – Leads Waku team, sets overall vision and strategy for company, manages key stakeholders.	Babson College (M.B.A., 2018) Universidad San Francisco de Quito (B.A. Business Administration, 2012)
Nicolas Estrella	Co-Founder and Chief Marketing Officer	Chief Marketing Officer, Waku, May 2019 to Present – Leads Waku's marketing and direct-to-consumer growth strategies. General Manager (Operations and Manufacturing), Wanku S.A., December 2016 to May 2019 – Oversee the production of Waku products, manage relationships with vendors, ensure compliance with regulations, and improve supply chain logistics.	Universidad San Francisco de Quito (B.A. Business Administration, 2015) Centro Educativo Experimental Isaac Newton (B.S. Physics and Mathematical Sciences, 2010)

Biographical Information

Juan Giraldo
Juan is a serial entrepreneur and holds a MBA from Babson College, as well as a B.A. in Business from USFQ. Currently, Juan is the CEO & Co-Founder of his 4th company – Waku – a direct-to-consumer beverage brand of herbal teas that support a healthy gut. Waku uses only ethically sourced ingredients from the Andes mountains of Ecuador and supports the livelihoods of dozens of Ecuadorian small holder farmers.

Juan was previously the CEO of eServ S.A. – an IT consulting & education company based in Ecuador and Peru, and the CEO and co-founder of eServ LATAM, a fast growing online IT education company with customers in 10+ Latin American countries.

Juan is a World Economic Forum Global Shaper. He has lived and studied in Europe, North America and South America and is fluent in three languages: Spanish, English and French. He is passionate about music, entrepreneurship, management and high impact businesses.

Nicolas Estrella
Nico is an entrepreneur, former professional soccer player in Ecuador, and the Co-Founder & CMO of Waku, a beverage brand that's creating economic impact in the communities of farmers in the Andes Mountains of Ecuador. Waku was considered one of the top 6 most impactful and promising startups of Boston at HUBWeek 2018, and was a finalist in MassChallenge 2019, because of the potential of growth and the social impact is creating in Ecuador.

Nico is a motivated, optimistic and determined leader with great problem-solving skills developed through a background on business and marketing education, and on the multiple startups founded in the past. He is passionate about the power of entrepreneurship and how it can create immense impact in the world.

Jose Torres
Jose was a Co-Founder of Waku and was involved with the company during its ideation stage. Jose left Waku in 2017 to pursue an MBA degree. The separation was amicable, and while Jose has no current role with Waku, he remains an important part of the company's history.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,500,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 10,249,100 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	10,249,100
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	60.38%*

* Assumes the conversion of the below referenced convertible notes and warrants as described below.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Convertible Notes
Face Value	$395,382
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $3,000,000 Valuation Cap, 5/31/2022 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.18%*

*Assumes the conversion of the Convertible Notes into Common Stock at the Valuation Cap.

Type	Convertible Notes
Face Value	$375,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap, 5/31/2022 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.38%*

*Assumes the conversion of the Convertible Notes into Common Stock at the Valuation Cap.

Type	Convertible Notes
Face Value	$111,250
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $2,000,000 Valuation Cap, 12/31/2021 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.56%*

*Assumes the conversion of the Convertible Notes into Common Stock at the Valuation Cap.

Type	Convertible Notes
Face Value	$23,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $4,000,000 Valuation Cap, 12/31/2021 Maturity Date*
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.58%**

*The Company is currently negotiating an extension of the maturity date with its investors.
**Assumes the conversion of the Convertible Notes into Common Stock at the Valuation Cap.

Type	Crowd SAFE (Simple Agreement for Future Equity)
Face Value	$89,701
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	20% Discount, $6,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.50%*

*Assumes the conversion of the SAFEs into Common Stock at the Valuation Cap.

Type	Convertible Notes
Face Value	$351,500
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	6% Interest Rate, 20% Discount, $6,000,000 Valuation Cap, 12/31/2023 Maturity Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	5.86%*

*Assumes the conversion of the Convertible Notes into Common Stock at the Valuation Cap.

Type	Warrant to Purchase Common Stock
Face Value	$100,000
Voting Rights	None.
Anti-Dilution Rights	None.
Material Terms	30% Discount to most recent Qualified Financing, 1/22/2026 Expiration Date
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Warrants or other securities convertible into equity, which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.57%*

*Assumes the exercise of the Warrant for Common Stock at a 30% discount to the highest SAFE/Note valuation cap of $6,000,000.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	BIIF Line of Credit
Amount Outstanding	$39,885.83 of $75,000
Interest Rate and Amortization Schedule	5%
Description of Collateral	All assets of the Company.
Other Material Terms	Paired with Warrant described above.
Maturity Date	1/21/2022, renewable for up to five additional 1-year terms.

Type	Amadeo Global Loan
Amount Outstanding	$175,000
Interest Rate and Amortization Schedule	16.8%
Description of Collateral	All assets of the Company.
Other Material Terms	After the maturity date, if the loan cannot be paid in full, the Company will allocate and wire every day 15% of its daily revenue to pay fees, interests, and repay the principal of the loan.
Maturity Date	5/31/2022

Type	Settlement Agreement – Settle Inc.
Amount Outstanding	$216,250
Interest Rate and Amortization Schedule	N/A
Description of Collateral	None.
Other Material Terms	N/A
Maturity Date	9/30/2022

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Juan Giraldo	3,133,500	31.29%
Nicolas Estrella	3,133,500	31.29%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A. The financial statements attached hereto as Exhibit A have been certified by our principal executive and have not been reviewed by an independent public accountant.

Operations

Waku, Inc. (the "**Company**") was incorporated on September 21, 2017, under the laws of the State of Delaware, and is headquartered in Somerville, Massachusetts. The Company's original name was Wanku, Inc., and its name was changed to Waku, Inc. on June 28, 2018.

Cash and Cash Equivalents

The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

As of April 30, 2022, the Company had an aggregate of $140,000 in cash and cash equivalents, leaving the Company with approximately 6 months of runway.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company.

Material Changes and Other Information

Please see the financial statements attached as Exhibit A for applicable information.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Convertible Notes	$395,382	20	Working Capital & Marketing	Issued as a series between 10/31/2018 – 5/30/2019	Section 4(a)(2)
Convertible Notes	$375,000	12	Working Capital & Marketing	Issued as a series between 11/11/2019 – 2/6/2020	Section 4(a)(2)
Convertible Notes	$111,250	6	Working Capital & Marketing	Issued as a series between 8/27/2020 – 10/24/2020	Section 4(a)(2)
Convertible Notes	$23,000	1	Working Capital & Marketing	8/20/2020	Section 4(a)(2)
Warrant	$100,000	1	N/A	1/22/2021	Section 4(a)(2)
Crowd SAFEs	$89,701	146	Marketing, Product Development & New Hires	4/30/2022	Regulation CF
Convertible Notes	$351,500	4	Working Capital & Marketing	Issued as a series between 1/31/2022 – 4/20/2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: In 2019, the Company carried a receivable from the Company's Co-Founders, Juan Giraldo and Nicolas Estrella, for personal expenses. This receivable was paid in full in 2020. In 2021, the Company carried a payable to the Company's Co-Founders, Juan Giraldo and Nicolas Estrella, for company's expenses. This payable was paid in full in 2022.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C-AR do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C-AR or which will be made available upon request.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Juan Giraldo
_____
(Signature)

Juan Giraldo
_____
(Name)

CEO & Director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Juan Giraldo
_____
(Signature)

Juan Giraldo
_____
(Name)

CEO & Director
_____
(Title)

April 30, 2022
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

I, Juan Giraldo, certify that the financial statements of Waku, Inc. included in this Form C-AR are true and complete in all material respects.

/s/ Juan Giraldo
_____
(Signature)

Juan Giraldo
_____
(Name)

CEO & Director
_____
(Title)



Waku Inc.
Balance Sheet 2021
For the period January 1, 2021 to December 31, 2021

Waku Inc.
Balance Sheet
As of December 31, 2021

		Total
ASSETS		
Current Assets		
Bank Accounts		
Total Bank Accounts	**$**	**13,454.12**
Accounts Receivable		
Accounts Receivable		3,371.03
Total Accounts Receivable	**$**	**3,371.03**
Other Current Assets		
Inventory Asset		0.00
Inventory - Finished Goods		9,438.63
Inventory - Marketing & Sales		150.00
Total Inventory Asset	**$**	**9,588.63**
Other Receivable		14,281.00
Total Other Current Assets	**$**	**23,869.63**
Total Current Assets	**$**	**40,694.78**
Other Assets		
Investment In Wanku S.A.		798.00
Total Other Assets	**$**	**798.00**
TOTAL ASSETS	**$**	**41,492.78**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable		59,673.29
Total Accounts Payable	**$**	**59,673.29**
Credit Cards		
Credit Card -2848		110,194.70
Credit Card -5439		-97,825.23
Total Credit Cards	**$**	**12,369.47**
Other Current Liabilities		
Total Other Current Liabilities	**$**	**470,870.79**
Total Current Liabilities	**$**	**542,913.55**
Long-Term Liabilities		
Convertible Notes		904,170.00
Convertible Notes - Accrued Interest		125,049.72

Total Long-Term Liabilities	$	**1,029,219.72**
Total Liabilities	$	**1,572,133.27**
Equity		
Additional Paid-in Capital		154,635.09
Common Stock		1,024.91
Retained Earnings		-971,442.60
Net Income		-714,857.89
Total Equity	-$	**1,530,640.49**
TOTAL LIABILITIES AND EQUITY	$	**41,492.78**

Waku Inc.
Profit and Loss 2021
For the period January 1, 2021 to December 31, 2021



Waku Inc.
Profit and Loss
January - December 2021

	Total
Income	
Total Income	$ 254,424.14
Cost of Goods Sold	
COGS - Waku Products	117,583.73
Total Payment Platform Fees	$ 38,064.22
Total Cost of Goods Sold	$ 155,647.95
Gross Profit	$ 98,776.19
Expenses	
Advertising & Marketing	0.00
Brand Marketing	57,722.20
Digital Advertising	278,661.84
Field Marketing	1,427.40
Trade Marketing	137.66
Trade Mkt-Promotional Samples	-1,081.61
Total Advertising & Marketing	$ 336,867.49
Bank Charges	1,985.19
Commission Fees	1,445.95
Retainer	59,603.23
Total Commission Fees	$ 61,049.18
Consulting Expenses	6,597.66
Donations	200.00
e-Commerce Boxes	35,132.57
Independent Contractor	9,503.25
Insurance	
Total Insurance	$ 11,247.61
Interest Expense	77,370.60
Inventory Shrinkage	62,909.25
Legal & Professional Fees	0.00
Consulting Fees	11,080.03
Legal Fees	14,368.00
Total Legal & Professional Fees	$ 25,448.03
Meals & Entertainment	1,636.30
Office Expense	374.10
Reimbursement - Expenses	72.33
Training	9,900.00
Total Office Expense	$ 10,346.43
Payroll Expenses	
Total Payroll Expenses	$ 64,930.19

Research and development		6,414.59
Shipping & Freight		19,372.18
Fulfillments		86,463.13
Total Shipping & Freight	$	**105,835.31**
Software Expense		23,107.11
Storage Rental		18,838.26
Taxes & Licenses		1,140.00
Travel		769.59
Total Travel	$	**3,010.46**
Utilities		2,016.12
Total Expenses	$	**865,585.60**
Net Operating Income	-$	**766,809.41**
Other Income		
Total Other Income	$	**51,951.52**
Net Other Income	$	**51,951.52**
Net Income	-$	**714,857.89**

Waku, Inc.

Unaudited consolidated financial statements
for the years ended December 31, 2020, and 2019.

With independent accountant review report

Waku, Inc.
Table of contents
December 31, 2020 and 2019

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Waku, Inc.
Somerville, Massachusetts

We have reviewed the accompanying consolidated financial statements of Waku, Inc. (the "Company,"), which comprise the consolidated balance sheet as of December 31, 2020 and December 31, 2019, and the related consolidated statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 13, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

July 23, 2021
Los Angeles, California

Waku, Inc.
Consolidated balance sheets
December 31, 2020 and 2019

	2020	2019
	(In US$)	
Assets		
Current assets		
Cash and cash equivalents	8,405	40,557
Accounts receivable	3,860	5,459
Inventories	167,402	95,731
Prepayments and others	61,665	58,093
Total current assets	241,332	199,840
Total assets	241,332	199,840
Liabilities and stockholders' equity		
Liabilities		
Current liabilities		
Accounts payable	41,932	39,739
Loans	1,100	13,478
Forward financing	16,903	1,200
Credit Cards	-	2,446
Other current liabilities	2,547	1,992
Total current liabilities	62,482	58,856
Non-current liabilities		
Convertible notes	904,170	500,00
Accrued interest on Convertible Notes	70,944	22,719
Total non-current liabilities	975,114	522,719
Total liabilities	1,037,596	581,575
Stockholders' equity		
Common stock	1,050	1,050
Additional paid in capital	154,635	99,635
Non-controlling interests	2	2
Accumulated deficit	(951,951)	(482,421)
Total stockholders' equity	(796,264)	(381,734)
Total liabilities and stockholders' equity	241,332	199,841

Waku, Inc.
Consolidated income statements
December 31, 2020 and 2019

	2020	2019
	(In US$)	
Sales	143,751	113,419
Cost of goods sold	(120,971)	(87,718)
Gross profit	22,780	25,701
Operating expenses		
Sales and marketing	180,693	83,867
Payroll expenses	122,248	145,245
General and administrative expenses	146,959	125,393
Total operating expenses	449,900	354,505
Net operating loss	(427,120)	(328,804)
Other income (expenses)		
Bank interests and fees	(71,850)	(27,974)
Other income	24,440	-
Grant income	5,000	498
Total other expenses	(42,410)	(27,476)
Net loss	(469,530)	(356,280)

Waku, Inc.
Consolidated statements of changes in stockholders' equity
December 31, 2020 and 2019

	Common stock Shares	Amount	Additional paid in capital	Non-controlling interests	Accumulated deficit	Total stockholders' capital
Beginning balance, January 1, 2019	10,500,000	1,050	99,635	2	(126,141)	(25,456)
Net loss	-	-	-	-	(356,280)	(356,280)
Ending balance, December 31, 2019	10,500,000	1,050	99,635	2	(482,421)	(381,736)
Capital contribution	-	-	55,000	-	-	55,000
Net loss	-	-	-	-	(469,530)	(469,530)
Ending balance, December 31, 2020	10,500,000	1,050	154,635	2	(951,951)	(796,266)

Waku, Inc.
Consolidated statements of cash flows
December 31, 2020 and 2019

	2020	2019
	(In US$)	
Cash flows from operating activities		
Net loss	(469,530)	(356,280)
Adjustments to reconcile net loss to net cash provided by operations:		
(Increase) decrease in assets		
Accounts receivable	1,599	5,315
Inventory	(71,670)	(64,042)
Prepayment and other	(3,573)	(61,216)
Increase (decrease) in liabilities		
Accounts payable	2,193	42,808
Forward financing and credit cards	13,257	6,189
Other current liabilities	555	706
Cash flows used in operating activities	(527,169)	(426,520)
Cash flows from financing activities		
Convertible notes	452,395	337,719
Capital contribution	55,000	-
Borrowing on Loans		11,000
Repayment of Loans	(12,378)	
Cash flows provided by investing activities	495,017	348,719
Net decrease in cash	(32,152)	(77,801)
Cash at beginning of year	40,557	118,358
Cash at end of year	8,405	40,557

1. Nature of operations

Waku, Inc. (formerly Wanku, Inc, which may be referred to as the "company") was incorporated on September 21, 2017 in the state of Delaware. On June 28, 2018, the Company amended its articles of incorporation with the state of Delaware to change its name to Waku, Inc. The financial statements of Waku, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Wellesley, Massachusetts.

The Company's main activity is manufacturing of healthy beverages based on herbs and flowers planted in the Andes Mountains of Ecuador. The subsidiary, Wanku, S.A. is located in Ecuador, this subsidiary manufacturers the beverage – through a third party – and sells it exclusively for its parent company.

2. Summary of significant accounting policies

Basis of presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Consolidation
As of December 31, 2020, and 2019, the company's consolidated financial statements are prepared in conformity with US GAAP. It includes the accounts of the company and its subsidiary in Ecuador, Wanku, S.A. (99,75% owned). Intercompany transactions and balances are eliminated in consolidation. The accounting policies of the company and its subsidiary are consistent.

Use of estimates
The preparation of the consolidated financial statement in conformity with US GAAP, requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported in the consolidated financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonable possible that changes in estimates will occur in the near term.

Risks and uncertainties
The company has a limited operating history. The company's business and operations are sensitive to general business and economic conditions in the United States and Ecuador. A host of factors beyond the company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the company's financial condition and the results of its operations.

The coronavirus disease ("COVID-19") pandemic has negatively impacted the macroeconomic environment in the United States and globally, as well as this business, financial condition, and results of operations. Due to the evolving and uncertain nature of COVID-19, it is reasonably possible that it could materially impact the consolidated financial statements estimates, particularly those that require consideration of forecasted financial information.

The magnitude of the impact will depend on numerous evolving factors that we may not be able to accurately predict or control, including the duration and extent of the pandemic, the impact of federal, state, local and foreign governmental actions, consumer behavior in response to the pandemic and such governmental actions, and the economic and operating conditions that we may face in the aftermath of COVID-19.

Concentrations of credit risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Cash and cash equivalents
The company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the company held no cash equivalents. As of December 31, 2020, and 2019, the company had $8,405 and $40,557 of cash on hand, respectively.

Accounts receivable
The company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The company evaluates the collectability of accounts receivable on a customer-by-customer basis. The company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the account's receivables, historical experience, and knowledge of specific customers. Bad debts expenses totaled $6,805 and $480 for the years ended December 31, 2020 and 2019, respectively.

Inventory
Inventories are stated at the lower of cost and net realizable value. Cost comprises direct materials and, where applicable, direct labor costs and those overheads that have been incurred in bringing the inventories to their present location and condition. Cost is calculated using the weighted average method. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.

Fair value measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2: Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3: Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Non-controlling interests
In December 2007, the FASB issued new requirements within ASC 810-10, which established accounting and reporting standards for a non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary and clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity, separate from the parent's equity, in the consolidated financial statements. In addition, consolidated net income should be adjusted to include the net income attributed to the non-controlling interests. The company adopted the applicable guidance of ASC 810-10 on January 1, 2009, which required retrospective adoption of the presentation and disclosure requirements for existing non-controlling interests. All other requirements of ASC 810-10 are applied prospectively. The adoption of the applicable provisions of ASC 810-10 did not impact company's stockholders' equity on the consolidated statements of financial condition.

Revenue recognition
Effective January 1, 2019, the company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was

fixed or determinable and collectability was reasonably assured. The company generates revenues by selling healthy beverages.

Advertising expenses
The company expenses advertising costs as they are incurred.

Organizational costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Income taxes
The company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the company has elected to recognize an allowance to account for them in the consolidated financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The company is subject to franchise and income tax filing requirements in the States of Delaware and Massachusetts.

Recent accounting pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the company as of the specified effective date. Unless otherwise discussed, the company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

3. Accounts receivable

Accounts receivable consisted of the following at December 31, 2020 and 2019:

	2020	**2019**
	(In US$)	
Clients	3,860	5,459
	3,860	5,459

Waku, Inc.
Notes to the consolidated financial statements
December 31, 2020 and 2019

4. Inventories

Inventories consisted of the following at December 31, 2020 and 2019:

	2020	2019
	(In US$)	
Finished goods	149,277	72,155
Raw material	15,175	22,048
Others	2,950	1,528
	167,402	95,731

5. Prepayment and other current assets

Prepayment and other current assets consisted of the following at December 31, 2020 and 2019:

	2020	2019
	(In US$)	
VAT and other taxes	44,883	28,588
Employee retention credit	14,281	-
Advance to suppliers	265	25,069
Shareholders	-	4,074
Other	2,236	362
	61,665	58,093

As of December 31 2020, and 2019, VAT and other taxes are represented in tax credits from Ecuador subsidiary, Wanku, S.A.

An employee retention credit was received from the IRS in the United States, due to Waku, Inc kept workers on payroll despite COVID-19 impact.

During 2019, officers of the company owed $4,074 for personal expenses. This receivable was repaid during 2020.

6. Accounts payables

Accounts payables consisted of the following at December 31, 2020 and 2019:

	2020	2019
	(In US$)	
Suppliers	41,932	39,739
	41,932	39,739

As of December 31, 2020, and 2019, accounts payable to suppliers primarily include obligations for raw material inventory purchases.

7. Debt

Loans

In October 2017, the subsidiary Wanku, S.A. is located in Ecuador received $20,000 as financial support from a foundation in Ecuador. These funds must be reimbursed once the subsidiary reaches a point of financial equilibrium according to studies carried out by the foundation. The term of the contract was 30 months renewable by mutual agreement. As of December 31, 2020, and 2019, outstanding balance of this kind of financing was in the amount of $1,000 and $11,000, respectively, , and entire amount is classified as the current portion.

Forward Financing

On December 2, 2020, the company entered into the Revenue Share Agreement with Clear Finance Technology Corp. in the amount of $8,000 (advance amount). The percentage discount is set to 6%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2020, the outstanding balance of this kind of financing is in the amount of $8,140, and entire amount is classified as the current portion.

During 2020 and 2019, the company entered into the Shopify Capital Agreement with Shopify Capital Inc. in the amount of $8,000 (advance amount). The remittance rate is 17%. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2020, the outstanding balance of this kind of financing is in the amount of $8,763 and $1,200, and entire amount is classified as the current portion.

Convertible Note(s)

The following is the summary of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Maturity Date	For the Year Ended December 2020					For the Year Ended December 2019				
				Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
2018 Convertible Notes	$ 185,000	6.00%	5/31/2022	11,100	152,317	-	185,000	185,000	11,100	11,100	-	$ 185,000	185,000
2019 Convertible Notes	$ 315,000	6.00%	5/31/2022	18,900	119,474	-	315,000	315,000	9,300	9,300		$ 315,000	315,000
2020 Convertible Notes	$ 404,170	6.00%	5/31/2022	18,225	18,225		404,170	404,170					
Total	$ 904,170			$ 48,225	$ 290,016	$ -	$ 904,170	$ 904,170	$ 20,400	$ 20,400	$ -	$ 500,000	$ 500,000

The convertible notes are convertible into common shares at a conversion price. The conversion price is only triggered if there is no liquidation event that sets the actual price per share. The conversion price is calculated by dividing valuation equal to two times of the company's gross revenue for the previous 12monhts by the fully diluted capitalization of the company immediately prior to the conversion of the Notes. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

8. Other current liabilities

Other current liabilities consisted of the following at December 31, 2020 and 2019 :

	2020	**2019**
	(In US$)	
Payroll expenses	950	925
General expenses	863	300
VAT and other taxes	14	767
Tax Credit Advances	720	
	2,547	1,992

9. Equity

Common stocks
Under the articles of incorporation, the total number of common shares of stock that the corporation shall have authority to issue is 10,500,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, total shares have been issued and are outstanding.

Non-controlling interests
As of December 31 2020, and 2019 No-Controlling Interests comprise $2, as shares owned by third parties in Ecuador subsidiary, Wanku, S.A.

10. Subsequent events

The Company has evaluated subsequent events for the period from December 31, 2020 through July 23, 2021 the date the financial statements were available to be issued.

Loan
In January 2021, the company received a line of credit of $75,000 from Boston Impact Initiative Fund. Loan term is 364 days, renewable at the investors discretion each year for up to 5 years and interest rate is 5.0%.

Employee retention credit
In May 2021, the company received an employee retention credit of $14,281 from the IRS due to it kept workers on payroll despite COVID-19 impact. The employee retention credit is a refundable tax credit against certain employment taxes equal to 50% of the qualified wages an eligible employer pays to employees after March 12, 2020, and before January 1, 2021. Eligible employers can get immediate access to the credit by reducing employment tax deposits they are otherwise required to make. As of December 31, 2020, the employee retention credit is registered as other receivable in current assets.

Crowdfunding offering
The company is offering (the "crowdfunded offering") up to $1.070.000 in Simple Agreements for Future Equity (SAFEs). The company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,00 maximum. The company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any found.

The crowdfunded offering is being made through OpenDeal Inc. (the "intermediary" aka "Republic" or "Republic.co"). The intermediary will be entailed to receive a 6% commission fee and 2% of the securities issued in the offering.

PPP loan

In 2020, the company received loan proceeds of $24.440 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act, provides for loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The PPP loan and accrued interest are forgivable after twenty-four weeks, as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during twenty-four-week period.

The PPP loan is evidenced by a promissory note, between the company, as borrower, and The Small Business Association ("SBA"), as lender. The interest rate on the note is 1% per annum, with interest accruing on the unpaid principal balance computed on the basis of the actual number of days elapsed in a year of 360 days. No payments of principal or interest are due during the six-month period beginning on the date of the Note.

The company used the proceeds for purposes consistent with the PPP loan. In order to obtain full or partial forgiveness of the PPP loan, the company must request forgiveness and must provide satisfactory documentation in accordance with applicable SBA's guidelines. Interest payable on the note may be forgiven only if the SBA agrees to pay such interest on the forgiven principal amount of the note. The company will be obligated to repay any portion of the principal amount of the note that is not forgiven, together with interest accrued and accruing thereon at the rate set forth above, until such unforgiven portion is paid in full.

During 2021 the company complied with all the aforementioned requirements, at date PPP loan is totally forgiven. As of December 31, 2020, the company classified $24,440 as other income.

There have been no other events or transactions during this time which would have a material effect on these consolidated financial statements.

11. Related Party

There are no related party transactions

12. Commitments and Contingencies

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

13. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has an accumulated deficit of $951,951, an operating cash flow loss of $527,169 and liquid assets in cash of $8,405, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying consolidated financial statements do not include any adjustments that might result from these uncertainties.